SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,0001,2
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) the trust may be deemed to have shared voting power over 5,000,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 768,9281,2
	9	SOLE DISPOSITIVE POWER 768,9281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,9281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA, and 313,750 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Carroll may be deemed to have shared voting power over 768,928 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,5001,2
	9	SOLE DISPOSITIVE POWER 651,5001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,5001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Smith may be deemed to have shared voting power over 651,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,2501,2
	8	SHARED VOTING POWER 8,270,4282,3,4
	9	SOLE DISPOSITIVE POWER 718,2501,2
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,988,6782,3,4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

1 Includes 312,500 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.
2 Two of Mr. McPheely’s adult children each own 31,250 shares of Common Stock and rights to acquire 31,250 shares of Common Stock upon the exercise of stock warrants, of which Mr. McPheely disclaims beneficial ownership.
3 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. McPheely, trustee of the trust, may be deemed to have shared voting power over 8,270,428 shares of Common Stock.  Mr. McPheely’s voting power is deemed to be shared in that the members of the Group have granted an irrevocable proxy to Mr. McPheely to vote or consent their shares on certain matters as described in Item 6 of Amendment No. 4 to this Schedule 13D, however the members of the Group granting such irrevocable proxy authority still retain voting power over other matters not within the scope of authority granted under Section 3 of the Voting Agreement.
4 Includes 3,816,250 shares of Common Stock issuable upon the exercise of warrants and 31,250 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,0001,2
	9	SOLE DISPOSITIVE POWER 500,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

1 Includes 250,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Bailey may be deemed to have shared voting power over 500,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,0001
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Mack may be deemed to have shared voting power over 400,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,0001
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Rapello may be deemed to have shared voting power over 350,000 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,0001,2
	9	SOLE DISPOSITIVE POWER 350,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

1 Two of Mr. and Mrs. Bailey’s adult children each own 1,250 shares of Common Stock, of which Mr. and Mrs. Bailey disclaim beneficial ownership.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. and Mrs. Bailey may be deemed to have shared voting power over 347,500 shares of Common Stock.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,0001,2
	9	SOLE DISPOSITIVE POWER 250,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

1 Includes 125,000 shares of Common Stock issuable upon the exercise of warrants.
2 Due to a Voting Agreement (further described in Item 6 of Amendment No. 2 to this Schedule 13D filed April 14, 2014, and Amendment No. 4 to this Schedule 13D filed May 28, 2014) Mr. Daisley may be deemed to have shared voting power over 250,000 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 6 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2012, Amendment No. 1 filed with the Commission on March 24, 2014  (“Amendment No. 1”), Amendment No. 2 filed with the Commission on April 14, 2014, Amendment No. 3 filed with the Commission on May 8, 2014, Amendment No. 4 filed with the Commission on May 28, 2014, and Amendment No. 5 filed with the Commission on June 3, 2014 by the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010, Kristoffer Mack, Paul Rapello, Glen R. Bailey and Marsha C. Bailey as joint tenants and Mr. Bailey in his individual capacity, Kenneth L. Smith, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, James Carroll and the Guarantee & Trust Co. TTEE James Carroll r/o IRA, and Robert M. Daisley (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information contained in the paragraph in Item 4 of the Schedule 13D beginning “No Reporting Person has any present plan or proposal,” as set forth in Amendment No. 1 filed with the Commission on March 24, 2014, is hereby amended to read in its entirety as follows:

The Group has commenced the solicitation of consents of stockholders of the Issuer to enact the proposals set forth in the Group’s definitive consent statement filed with the Commission on June 4, 2014 (the “Consent Statement”), which include: (i) the repeal of any amendments to the bylaws of the Issuer (the “Bylaws”) adopted by the Board without the approval of stockholders after May 13, 2010 (the date of the first public disclosure of the Bylaws); (ii) the amendment and restatement of the Bylaws, as set forth in Annex B of the Consent Statement (the “Amended and Restated Bylaws”); and (iii) the election of Ben Wolkowitz, Kristoffer Mack, Bernard M. McPheely, Craig Brown, Ronnie Kobrovsky, Lewis Smoak and Michael McMahon to fill the vacancies resulting from the increase in the size of the Board resulting from the adoption of the Amended and Restated Bylaws, and to serve as directors on the Board until the 2015 annual meeting of stockholders or until their respective successors are duly elected and qualified.  The enactment of the above proposals would constitute a change in the present Board under paragraph (d) of Item 4 of Schedule 13D and a change in the Bylaws under paragraph (g) of Item 4 of Schedule 13D.  Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014		THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

	By:	*
Thomas P. Hartness, Trustee

*
Kristoffer Mack, Individually

*
Paul Rapello, Individually

*
Glen R. Bailey, Individually

*
Marsha C. Bailey, Individually

*
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

	By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

*
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

	By:	*
James Carroll, Trustee

*
Robert M. Daisley, Individually

* By:	/s/ Bernard M. McPheely
Attorney-in-Fact